STARFIELD RESOURCES INC. (Tier 1) PRESS RELEASE	August 10, 2004
Corporate Office:	#SRU-13-04
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF - OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

ADDITIONAL FOOTWALL HIGH-GRADE PGE's ENCOUNTERED

6.33 g/t Pd and 4.06 g/t Pt over a 3 meters interval intersected in drill hole FL04-173

Starfield Resources is continuing its Phase One Exploration Program of delineation diamond drilling in the eastern portion of the West Zone at Ferguson Lake. The drill holes are generally 250m to 350m in core length and first target the gabbro- hosted main copper+nickel+cobalt+palladium+platinum sulphide lens(es) and then penetrate through 30m to 50m of gabbro to intersect the gabbro-hosted, PGE-enriched, footwall-style of mineralization. The main sulphide lens intercepts for holes FL04-162 through FL04-169 were reported in a previous Press Release (#SRU-10-04) and these new data are expected to expand the "indicated" category of copper+nickel+cobalt+palladium and platinum resources of the semi-massive to massive sulphide mineralization. The footwall-style of mineralization has been reported in separate Press Releases(#SRU-07-04,#SRU-08-04) and since this PGE enriched mineralization is a relatively new discovery on the property, inferred resources have yet to be estimated. The footwall-style of mineralization is characterized by generally higher platinum and palladium grades than those found in the main sulphide lens(es) and is usually accompanied by lower base metal grades. Highlights of footwall-style mineralization for six additional holes are presented in Table 1. The high grade PGE 3 meter intercept of 10.39 grams per tonne of platinum plus palladium encountered in drill hole 04-173 is particularly significant since it is the furthest east drill hole in which high grades of PGE's have been intercepted. PGE-enriched footwall-style mineralization has now been encountered over a strike length of approximately 750 meters in the West Zone "pit area"(between FL03-157, FL04-165 and FL04-173 :PR# SRU-7-04 and this release).

TABLE I HIGHLIGHTS - PLATINUM AND PALLADIUM - FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m)(ft)	Cu ppm x.xxx%	Ni ppm x.xxx%	Co ppm x.xxx%	Pd g/t	Pt g/t	2 PGE*
04-168	-70	42+45w/1+65N	145.90147.05	1.15 (3.77)	140	337	41	1.14	1.79	2.93
				1.50 (4.92)	31	189	21	1.26	0.08	1.34

04-169	-60	40+30W/1+40N	127.88140.00	12.12 (39.75)	0.765%	0.405%	0.062%	1.04	0.10	1.14
		(including	131.60136.10	4.50 (4.92)	1.238%	0.602%	0.082%	1.43	0.15	1.58)
			191.00192.50	1.50 (4.92)	192	204	38	1.28	0.15	1.43
			297.05298.25	1.20 (3.94)	671	718	105	1.25	0.39	1.64

04-170	-56	35+67W/1+83N	176.48179.50	3.02 (9.91)	0.434%	0.624%	0.08%	1.08	0.11	1.19
			190.00191.50	1.50 (4.92)	1807	1391	239	0.94	0.30	1.24
			201.50203.50	2.00 (6.56)	198	932	93	1.71	0.15	1.86

Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu ppm x.xxx %	Ni ppm x.xxx%	Co ppm x.xxx%	Pd g/t	Pt g/t	2 PGE*

04-171	-56	36+27W/1+83N	124.05-125.28	1.23 (4.03)	0.139%	0.055%	0.008%	1.49	3.37	4.86
			133.44-134.57	1.13 (3.71)	1.171%	0.388%	0.045%	0.90	0.50	1.40
			162.10-163.63	1.53 (5.02)	0.653%	0.042%	0.006%	1.70	0.31	2.01
			166.70-168.11	1.41 (4.62)	0.698%	0.256%	0.092%	1.61	0.17	1.78

04-172	-60	37+00W/+70N	135.50-137.00	1.50 (4.92)	346	143	18	2.05	0.36	2.41
			164.58-166.08	1.50 (4.92)	459	567	104	1.21	0.09	1.30
			169.08-170.08	1.00 (3.28)	26	198	25	0.85	3.12	3.97
			257.00-258.50	1.50 (4.92)	111	617	59	1.44	0.67	2.11
			314.81-315.81	1.00 (3.28)	226	1205	99	0.98	0.06	1.04

04-173	-60	38+00W/1+60N	150.05-151.65	1.60 (5.25)	0.699%	0.605%	0.079%	1.64	0.31	1.95
			157.50-160.50	3.00 (9.84)	710	611	88	6.33	4.06	10.39
		(including	157.50-159.00	1.50 (4.92)	979	846	115	1.29	6.81	8.10
		and	159.00-160.50	1.50 (4.92)	374	374	60	11.37	1.31	12.68)
			190.44-191.58	1.14 (3.74)	794	1124	184	1.80	0.28	2.08
			215.00-219.50	4.50 (14.76)	327	588	74	1.02	0.13	1.15
All Copper, Nickel and Cobalt data are reported in parts per million (ppm) except where assays are noted as percentages (%)
*2PGE=Pt+Pd

Analytical Procedures
     Starfield Resources Inc.'s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 67,500 meters of core from 174 holes are stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.
     Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports.
     The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The doré bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).
     Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

On behalf of the Board of Directors,

"Glen C. Macdonald"

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.